Mail Stop 0306


April 12, 2005


Via Facsimile and U.S. Mail

Mr. Ariel Shenhar
Chief Financial Officer
Ophthalmic Imaging Systems
221 Lathrop Way, Suite I
Sacramento, CA 95815

	Re: 	Ophthalmic Imaging Systems
		Form 10-KSB for the year ended December 31, 2004
      SEC File No. 1-11140


Dear Mr. Shenhar:

      We have reviewed your filing and have the following comments.
We have limited our review to those issues we have addressed in our comments. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Form 10-KSB as of December 31, 2004

Management`s Discussion and Analysis or Plan of Operation

1. Please revise future filings to include a critical accounting policies section. Refer to Release No. 33-8350.

Financial Statements

Note 1:  Summary of Significant Accounting Policies

     Revenue Recognition - Page 30

2. We see from your disclosures on pages 2 to 4 that your arrangements with customers may include multiple elements deliverables, including product sales, installation, maintenance, and training. Tell us and revise this note in future filings to clearly identify each deliverable under these arrangements and explain how you recognize the related revenue, addressing whether or not they are considered separate units of accounting pursuant to EITF 00-21.

3. Tell us and revise this note in future filings to disclose any special rights or privileges granted to customers, resellers and distributors, including customer acceptance and rights of returns, and explain how these rights impact the timing of revenue recognition.

4. We note that your systems include proprietary software.
a) Please revise future filings to disclose how you account for the costs related to the proprietary software you sell and tell us how your current policy complies with SFAS 86.
b) To the extent you sell standalone software packages or consider software a separate unit of accounting as part of your multiple-element arrangements with customers, please explain how your revenue recognition policy complies with SOP 97-2.









Note 5, Notes Payable - Page F-13

5. We note that your notes payable issued to Laurus in 2004 was convertible into common stock at a price of $1.22 per share while the closing market price of your stock on the date of issuance was
$1.50
per share.  Please tell us how considered the guidance in EITFs
98-5
and 00-27 in accounting for the transaction, including the beneficial conversion feature that exit.
6. Please tell us supplementally and revise future filings to explain how you accounted for the warrants issued in conjunction with the convertible notes payable to Laurus. Describe the method you used to value the warrants and any amounts recorded in paid in capital. Refer to APB 14.

Item 8, Controls and Procedures - Page 20

7. We note your statement that your chief executive officer and your
chief financial officer "have concluded the Company`s disclosure
controls and procedures are adequate and effective..."   It does
not
appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Please revise to address your officers` conclusions regarding the effectiveness of your disclosure controls and procedures.
8. We note your disclosure that your chief executive officer and chief financial officer have evaluated your disclosure controls and procedures as of a date "within 90 days prior to the date of this report." Please amend your filing to disclose management`s conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the annual report. Refer to Item 307 of Regulation S-B and Part III.F of Management`s Reports on Internal Control over Financial Reporting and
Certification of Disclosure in Exchange Act Periodic Reports,
Release
No. 33-8238, available on our website at www.sec.gov/rules/final/33-
8238.htm.
9. We note your disclosure that your chief executive officer and chief financial officer determined that controls and procedures were adequate and effective "in timely alerting them to material information relating to the Company required to be included in the Company`s filings with the SEC under the Securities Exchange Act of
1934." Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that your officers considered whether your disclosure controls and procedures were also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). Or, if true, you can simply state that your disclosure controls and procedures are effective. You should not, however, state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures are effective only with regard to timely alerting management.
10. We note your references to Exchange Act Rule 13a-14(c).
Please
change these to reflect the references to the definitions of disclosure controls and procedures as cited in Exchange Rules 13a-15(e) and 15d-15(e).
11. Please revise the language used in your disclosure concerning changes in your internal control over financial reporting to indicate whether there was any change to your internal control over financial reporting that has materially affected, or that is reasonably likely to materially affect, your internal control over financial reporting, consistent with the language used in amended Item 308(c) of Regulation S-B.
12. Please revise your disclosure concerning changes in your internal control over financial reporting to also indicate whether there was any change in your internal control over financial reporting that occurred during the fourth quarter that has materially affected or is reasonably likely to materially affect your internal control over financial reporting, as required by Item 308(c) of Regulation S-B as amended effective August 13, 2003.

Exhibits 31.1 and 31.2

13. We note that the certifications filed were not in the proper form. The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect, except for the modifications temporarily permitted to be made to the fourth paragraph of the certification required to be filed as Exhibit 31.1 pursuant to Part III.E of Release No. 8238. Accordingly, please file an amendment to your Form
10-KSB that includes the entire filing together with the certifications of each of your current CEO and CFO in the form currently set forth in Item 601(b)(31) of Regulation S-B.

*    *    *    *



      As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
      You may contact Heather Tress, Staff Accountant, at (202)
824-
5263 or me at (202) 942-1984 if you have questions regarding comments on the financial statements and related matters.



							Sincerely,



							Martin James
							Senior Assistant Chief
Accountant
??

??

??

??

Mr. Ariel Shenhar
Ophthalmic Imaging Systems
April 12, 2005
Page 1 of 5